SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____x____   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ____x____

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002

The annual general meeting of the shareholders of Alcon, Inc. was held on May 20, 2003 in Zug, Switzerland. At the meeting the shareholders approved the following items proposed for their consideration:

1. The 2002 Annual Report and Accounts of Alcon, Inc. and the 2002 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2. A dividend of CHF 0.45 per share to be paid on June 4, 2003, to shareholders of record on May 23, 2003, at the time and in the manner proposed.

3. Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2002.

4. Re-election of Peter Brabeck-Letmathe and Philip H. Geier, Jr. to the Board of Directors for three-year terms of office and election of Thomas G. Plaskett to the Board of Directors for a two-year term of office.

5. Re-election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, Switzerland as Group and Parent Company Auditors for a one-year term of office.

6. Re-election of Zensor Revisions AG, Zug, Switzerland as special auditors for a one-year term of office.

Attached as Exhibit 99.1 is a press release issued by Alcon, Inc. on May 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   May 23, 2003   By   /s/ Martin Schneider
                                          Name: Martin Schneider
                                          Title: Attorney-in-Fact

Date   May 23, 2003   By   /s/ Stefan Basler
                                          Name: Stefan Basler
                                          Title: Attorney-in-Fact